FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
-

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the personal holdings of the under-mentioned persons at a price of 1587.2087 pence per Ordinary Share, following the re-investment of the dividend paid to shareholders on 10 April 2014.

Director/PDMR	Number of Shares	Connected Person	Number of Shares
Sir Andrew Witty	4,120	Lady C Witty	2,168
Mrs V A Whyte	- -	Mr I W Whyte	207

The Company and the above named persons were advised of this information on 11 April 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

11 April 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 11, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc